Securities and Exchange Commission

March 10, 2017

March 10, 2017

Via Edgar

Era Anagnosti

Legal Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Dragon Victory International Limited

Amendment No. 3 to Registration Statement on Form F-1

Filed January 31, 2017

File No. 333-214932

Dear Ms. Anagnosti:

This letter is in response to the letter dated February 13, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Dragon Victory International Limited (the “Company”, “we”, “our”).  For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 submitted accompanying this Response Letter, is referred to as Amendment No. 3.

Risk Factors

Our Lack of Bad Debt Policy Regarding our Accounts Receivables May Result in our Operation

Experiencing Lack of Cash Flow Funds, page 15

1.         We note your disclosure that you do not have a bad debt policy with respect to your accounts receivable. Please revise your filing to clarify this statement as we note your allowance for doubtful accounts accounting policy footnote disclosures on pages 52, F-10 and F-34.

In response to Staff’s comments, we have removed the risk factor relating to the lack of account receivable policy on page 15 of the Amendment No. 3.

Our Lack of Related Party Transaction Policy May Negatively Affect our Revenues and

Business Operation, page 15

2.         We note your disclosure that currently you do not have an internal policy with respect to related party transactions. Please revise to explain when you intend to have an internal policy. Additionally, expand your risk factor to include the following information from your filing:

•	that you currently do not make nor do you plan to make any working capital advances to Mr. Han or his affiliates in the future and such other prior related party investments are not a part of your core strategic objective as noted on page 48; and

•	that upon establishment of the audit committee at the consummation of this offering, the audit committee will be required to review and approve in advance and related party transactions, including transactions involving WFOE or Long Yun as noted on page 61.

Securities and Exchange Commission

March 10, 2017

In response to Staff’s comments, we have expanded and revised this risk factor on page 15 of the Amendment No. 3.

We are Not in Full Compliance with PRC Regulations and May be Subject to Administrative

Penalties and Loss of our Business Permit, page 15

3.          We note your disclosure that Hangzhou Longyun did not file tax returns for fiscal years 2015 and 2016. We also note that as of September 30, 2016 and March 31, 2016 you have taxes payable totaling $457 thousand and $188 thousand, respectively. We also note from your income tax footnotes on pages F-22 and F-48 that most of your taxes are due to the Peoples Republic of China (PRC). Please revise to explain the reason(s) why you have not filed your tax returns, when you intend to file them, and what you anticipate the tax payments to be. In addition, please expand your risk factor disclosure to help investors better understand what the risk of losing your business license or imposition of criminal penalties due to failure to file tax returns would mean for your business. Also, if the potential fines or fees would represent amounts exceeding your available cash balances, disclose this fact.

We have filed all required PRC enterprise income tax returns. Upon further communication with our U.S. and PRC counsels, we believe we are in material compliance with all relevant PRC income tax regulations. Therefore we have removed this risk factor on page 15 and included additional disclosure on pages 73 and 74 of Amendment No. 3 discussing the tax payables discrepancy caused by difference in the tax year end and our fiscal year end and the different accounting standards used for purpose of PRC enterprise income tax return filing and our financial statements.

If we are ultimately considered a Foreign Invested Enterprise … , page 18

4.          You disclose here that Mr. Yu Han beneficially and indirectly owns 69.1% of your outstanding voting securities. Elsewhere you disclose that Mr. Yu Han beneficially owns 72.5% of your outstanding voting securities. Please revise to resolve this inconsistency.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 19 of the Amendment No. 3.

Principal Shareholders, page 85

5.          We note your disclosure that Honesty Heart sold an aggregate of 19,900,000 shares to three non-affiliated parties. Based upon the beneficial ownership levels presented in the table on page 85, it appears that 7,400,000 of those 19,900,000 shares were sold by Destiny Links, beneficially owned by Ms. Koulin Han. Please revise your disclosure to clarify the source or sources of the shares sold to the non-affiliated parties.

In response to Staff’s comments, we have revised the disclosure on page 87 of the Amendment No. 3.

6.          Please revise to provide a more detailed description of the transaction or transactions pursuant to which the 19,900,000 shares were sold. Specifically, please describe how the buyers were solicited, any negotiations that took place prior to the sale and any documents that were shared with the prospective buyers, the material terms of any agreement or agreements between the relevant parties (including the price pursuant to which the shares were sold), and the relationships among the parties, if any. In an appropriate section of the filing, please disclose whether the 19,900,000 shares will be subject to a lock up agreement.

Securities and Exchange Commission

March 10, 2017

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 86, 87, and 103 of the Amendment No. 3.

7.          You disclose in footnote (2) to the beneficial ownership table that there “is no familial relationship nor business relationship between Mr. Yu Han and Ms. Koulin Han.” To the extent that Ms. Han also participated in the sale to the three un-affiliated parties, and given her passive role in the management of the company, please revise to disclose how Ms. Han was made aware of the potential sale to the unaffiliated parties and the role she played in negotiating the private sale.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 86 and 87 of the Amendment No. 3. We respectfully advise the Staff that Ms. Han does not have a management role in the Company nor is she a director of the Company. As a passive investor of the Company, Ms. Han and Mr. Han have an oral co-sale agreement that in the event Mr. Han sells his equity interest in the Company prior to the Company’s IPO, Ms. Han shall have the right to sell up to half of her equity interest (which was 15% prior to the share transfer) on the same terms in the same transaction.

Passive Foreign Investment Company, page 108

8.          We understand that one of the reasons for the delay in filing tax returns as noted in the risk factor “We are not in full compliance with PRC Regulations…” on page 15, is that your fiscal year end (3/31) does not coincide with the calendar year end for purposes of making the required tax filings. Your disclosure here, however, indicates that your PFIC determination is based on your operations and the composition of your assets during your taxable year ending March 31, 2016. Please advise or otherwise revise your disclosure to eliminate this discrepancy. In addition, please explain to us whether failure to make the required tax filings and pay related taxes would have any implication on how you evaluated the composition of your assets in arriving at a determination that you do not believe you were a PFIC for the taxable year ending March 31, 2016.

As stated in our response to Staff's comment number 3 above, we have filed all required PRC enterprise income tax returns at the PRC taxable year end and without delay. Upon further communication with our U.S. and PRC counsels, we believe we are in material compliance with all relevant PRC tax regulations. Therefore we have removed this risk factor on page 15 and included additional disclosure on pages 73 and 74 of Amendment No. 3 discussing the tax payables discrepancy caused by difference in the PRC tax year end (which is the calendar year end) and our fiscal year end and the different accounting standards used for purpose of PRC enterprise income tax return filing and our financial statements.

With respect to our PFIC disclosure referenced by the Staff here, we respectfully submit that the taxable year end March 31st referenced in this question is for U.S. federal income tax purposes, which we adopted as permitted by U.S. federal income tax law. The March 31st taxable year end referenced in this question is applicable solely for U.S. federal income tax purposes, which in turn is only relevant for determining whether we are or were a PFIC (determined on the basis of our taxable year end) to U.S. Holders (as defined in Amendment No.3) who hold our ordinary shares during any of their taxable years in which we are determined to be a PFIC. In particular, because we have adopted a March 31st tax year end, such tax year end is only relevant for determining whether we are PFIC during such March 31st taxable year. Because we adopted such March 31st tax year end for U.S. federal income tax purposes, we must determine whether we met the asset and/or income tests on the basis of our March 31st tax year end and not on the basis of the calendar year end or the PRC tax year end, and therefore in response to Staff's comments, the Registration Statement has been revised to further clarify that our tax year end for U.S. federal income tax purposes is March 31st. Please refer to the revised disclosure on pages 109, 110 and 111 of the Amendment No. 3. As stated in the additional disclosure on pages 109, 110 and 111 of Amendment No. 3, we have further clarified that we are required by PRC income tax law to file our EIT tax returns on the basis of a December 31st tax year end.

With regard to the issue of whether a failure to make tax filings and pay related taxes in the PRC would have any implication on our PFIC status for U.S. federal income tax purposes, we respectfully submit that, as stated in the additional disclosure on page 73 of Amendment No. 3, we believe we are in material compliance with all relevant PRC income tax regulations. However, even if we had failed to make any required tax filings and/or pay related taxes, our U.S. tax counsel advised us that a liability that is recorded for any such unpaid taxes in the PRC would have no bearing on the determination as to whether we are a PFIC for US Federal Income purposes, because the PFIC asset and income tests are determined based on our gross income and the value of our assets, and our liabilities would not be included when determining the amount of our gross income or the value of our assets.

Securities and Exchange Commission

March 10, 2017

Financial Statements

9.          Please revise your financial statements to retroactively present share and per share amounts for the reverse stock split that will happen immediately prior to the effectiveness of the registration statement.

In response to Staff's comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages F-4 and F-29 of the Amendment No. 3.

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In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq. and Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Very truly yours,

/s/ Yu Han
Name:	Yu Han
Title:	Chief Executive Officer

Ying Li, Esq.

Joan Wu, Esq.

Hunter Taubman Fischer & Li LLC